1212 Terra Bella Avenue

Mountain View, CA 94043-1824 USA

August 17, 2015

Via Overnight and Email

Ms. Cecilia Blye, Chief, Office of Global Security Risk

Ms. Amanda Ravitz, Assistant Director, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IRIDEX Corporation

Form 10-K for the Fiscal Year Ended January 3, 2015

Filed April 2, 2015

File No. 000-27598

Dear Ms. Blye and Ms. Ravitz:

On behalf of IRIDEX Corporation (“we,” the “Company,” or “IRIDEX”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 4, 2015, relating to the Company’s Form 10-K for the fiscal year ended January 3, 2015 (the “Form 10-K”) filed on April 2, 2015.

In this letter, we recite the comments from the Staff in italicized type and follow each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

1.	In your letter to us dated July 28, 2011, you discussed contacts with Syria and anticipated contacts with Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company is a leading worldwide provider of therapeutic and medical-based laser systems and delivery devices used to treat eye diseases in ophthalmology. We sell internationally through

United States Securities and Exchange Commission

August 17, 2015

approximately 70 independent distributors into 100 countries. Our customers are doctors, hospitals, or healthcare practices.

Since the July 28, 2011 response letter, the Company has engaged in the sale of Ophthalmology products to Syria. These products used to treat eye disease are classified as EAR99 by the Department of Commerce and we have obtained export licenses from the Department of Commerce, Bureau of Industry and Security prior to completing such sales. We distribute these products in Syria through a distributor, Pioneers for Medical Equipment, and have done so since 2006.

Since 2011, our sales to Syria are as follows:

Year	Sales	Description
2011	$66,723	Qty 1: IQ810 Laser System; Qty 1: IQ577 Laser System; Qty 2: Slit Lamp Adapter; Qty 1: slit lamp; Qty 1: box G-Probe; Qty 5: boxes EndoProbes
2012	$0	-
2013	$0	-
2014	$12,050	Qty 1: SLx Laser System; Qty 1: DioPexy; Qty 1: pr Safety glasses; Qty 3: boxes G-Probe; Qty 4: boxes EndoProbes
YTD 2015	$0	Qty 1: warranty replacement of SLx laser

We anticipate future business dealings in Syria to follow this pattern.

We have no sales to the Sudan.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Our contacts with Syria are not material in qualitative or quantitative terms and we do not consider these contacts a material investment risk for our security holders. We have no sales or other material contacts with Sudan.

United States Securities and Exchange Commission

August 17, 2015

Our approximate revenues for 2011, 2012, 2013, 2014 and the first and second quarters of 2015 were $33.2 million, $33.9 million, $38.3 million, 42.8 million and $19.8 million, respectively. Sales to Syria per year expressed in terms of a percentage of overall revenues per year were 0.20%, 0.00%, 0.00%, 0.03% and 0.00%, respectively, during 2011, 2012, 2013, 2014 and the first and second quarters of 2015. Apart from the sales to Syria described above, the Company does not own any assets or liabilities associated with either country. As such, the contacts with Syria and Sudan are not material to the Company in quantitative terms.

Our sales in Syria are to doctors, hospitals, or healthcare practices to help improve the lives of individual patients and our products have no intended non-medical use. Additionally, we obtained export licenses for all of our sales into Syria prior to completing any particular sale. Therefore, we do not consider these corporate activities as having a negative impact on the Company’s reputation and/or share value and we do not consider these contacts to be qualitatively material to investors wishing to avoid investment in companies that do business with U.S.-designated state sponsors of terrorism.

3.	You discussed the Department of Commerce classification of your products in your 2011 letter. Please tell us whether any of the contacts with Syria and Sudan you describe in response to the comments above involve products or technology that are dual use or are listed on the Department of Commerce’s Commerce Control List.

As noted above, the products sold to Syria are classified as EAR99 under the Department of Commerce Control List and have no material non-medical use.

In connection with IRIDEX’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

United States Securities and Exchange Commission

August 17, 2015

Should you desire to discuss these comments, please contact David J. Segre and Todd C. Carpenter, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation at your earliest convenience. They can be reached at (650) 493-9300, and I may be reached at (650) 962-8848 ext. 3016.

Sincerely,

/s/ James H. Mackaness

James H. Mackaness

IRIDEX Corporation

Chief Financial Officer

cc:	David J. Segre

Todd C. Carpenter